UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of __October 2007__

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: October 15th, 2007	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Austral Pacific opens Cheal Production Station

Wellington, New Zealand - October 13, 2007 - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

Austral Pacific Energy Ltd. has commissioned its Cheal oil and gas production facility in onshore Taranaki, New Zealand. The production facility was officially opened this week by New Zealand’s Associate Energy Minister, Harry Duynhoven, who labeled it a springboard for further growth for the company. The $NZ30 million facility is unique in New Zealand; it has been purpose-built to facilitate the extraction, production and transportation of Cheal oil, which is waxy and similar to that found in the onshore Ngatoro/Kaimiro and offshore Maari fields.

To date, Cheal has produced more than 212,000 barrels of oil at rates of up to 1000 barrels per day from the “A” and “B” sites. Daily production is currently around 400 barrels as Austral Pacific, as the field operator, follows the asset management plan and moves off cost-inefficient temporary equipment to allow the installation of permanent connections between the main ‘A’ site and the satellite ‘B’ site.

“We believe that preserving long term asset value should be an integral part of a timetabled asset management plan, and there is little point in producing oil at high costs, now that we have commissioned our own state of the art facility less than 2km away,” said the Company’s Chief Executive Officer and President Thompson Jewell.

“Once we have connected in the ‘B’ site over the coming weeks, we will bring our production back up to rates of between 850-1000 barrels per day. The next step is to drill and complete two more wells at the ‘A’ site which are planned to increase daily production by a further 50%.”

With the production station now complete, there is also considerable scope to further increase daily production when the play trend is further tapped into over the coming year. “There is significant potential for further upside in this project and we are excited at the prospects for further growth,” said Jewell.

The presentation given at the opening ceremony, the Associate Minister’s Speech and a presentation given at the IPAA Oil and Gas Investment Symposium are available for download at www.austral-pacfic.com.

Update on Corporate Matters

Further to the Company’s news release of July 6, 2007, Austral confirms that it has now completed the placement of 7,698,308 Series 1 preferred shares to two international investment funds. Proceeds will be used in connection with the Cheal field development and for working capital purposes. Consequent upon the closing, the company has allocated 150,000 three-year common share purchase warrants at an exercise price of US$1.30 to Morgan Keegan & Company Inc. All these securities have a restricted period in Canada until January 20, 2008. The preferred shares, warrants and any underlying common shares will not be offered or sold in the United States and will not be registered under the 1933 Securities Act (US).

In other news, the Company has satisfied all conditions relating to the transaction announced on August 8, 2007 – the purchase of all the shares of International Resource Management Corporation Limited, a small, privately held, New Zealand oil and gas exploration and production company whose principal asset is a 19.8% interest in the Cardiff gas field (PMP 38156).

The consideration for the IRM shares will be paid partly in cash, and partly by the issue of shares in the Company. The transaction will close upon issuance of 1,851,855 shares in the Company at a deemed price of US$1.21, which issuance is subject to regulatory approvals. The additional cash component is due for payment by January 25, 2008.

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

Phone: Thom Jewell, CEO +64 (4) 495 0880

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.